UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Director/PDMR Shareholding

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU AND UK MARKET ABUSE REGIMES

May 14, 2024

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Robertus
Last Name(s)	Mooldijk
2. Reason for the notification
Position/status	Projects & Technology Director
Initial notification/amendments	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s) section to be repeated for (i) each type of instrument, (ii) each type of transaction, (iii) each date, (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares with a nominal value of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Disposal of shares
Currency	EUR
Price	€33.833984
Volume	15,000
Total	€507,509.76
Aggregated information:
Price	€33.833984
Volume	15,000
Total	€507,509.76
For full breakdown see table at the end of this notification.
Date of transaction	May 9, 2024
Place of transaction	Off Exchange

Julie Keefe
Deputy Company Secretary

ENQUIRIES

Shell Media Relations
International, UK, European Press: +44 20 7934 5550

LEI number of Shell plc: 21380068P1DRHMJ8KU70
Classification: Additional regulated information required to be disclosed under the laws of a Member State.

Full breakdown of transaction

Total Quantity	Price (€)	Total for trade (€)
197	33.85	6,668.45
54	33.825	1,826.55
280	33.845	9,476.60
149	33.845	5,042.91
205	33.845	6,938.23
1000	33.845	33,845.00
194	33.84	6,564.96
154	33.84	5,211.36
60	33.84	2,030.40
1000	33.84	33,840.00
40	33.84	1,353.60
69	33.84	2,334.96
721	33.845	24,402.25
434	33.845	14,688.73
487	33.845	16,482.52
500	33.84	16,920.00
477	33.84	16,141.68
1000	33.835	33,835.00
1000	33.83	33,830.00
199	33.83	6,732.17
146	33.83	4,939.18
1000	33.825	33,825.00
190	33.825	6,426.75
134	33.825	4,532.55
1000	33.82	33,820.00
190	33.82	6,425.80
138	33.82	4,667.16
500	33.82	16,910.00
41	33.83	1,387.03
46	33.825	1,555.95
43	33.82	1,454.26
721	33.835	24,395.04
476	33.835	16,105.46
15	33.835	507.53
464	33.83	15,697.12
218	33.83	7,374.94
500	33.825	16,912.50
474	33.825	16,033.05
220	33.825	7,441.50
112	33.825	3,788.40
152	33.85	5,145.20

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc, Shell Finance US Inc. and Shell International Finance B.V. (Registration Numbers 333-276068, 333-276068-01 and 333-276068-02); and

(b)	the Registration Statements on Form S-8 of Shell plc (Registration Numbers 333-262396 and 333-272192).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: May 14, 2024	/s/ Julie Keefe
Julie Keefe
Deputy Company Secretary